EX-99.77F

	In connection with the repayment of the debt (the Notes) in the amount of $216,000,000 and the redemption of the Series A-1 floating rate term preferred shares in the amount of $108,999,000 and the one Series A-2 preferred share in the amount of $1,000 (together with Series A-1 floating rate term preferred shares, the Preferred Shares), the agreements related to the Notes and the Preferred Shares, including the revolving credit agreements, insurance policy and the pledge and intercreditor agreement, were terminated. Accordingly, as of June 30, 2011, the York Enhanced Strategies Fund, LLC has no outstanding liens on the assets in the portfolio as a result of the agreements related to the Notes and the Preferred Shares.